

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 10, 2016

Viktor Zeziulia
Chief Executive Officer
Inbit Corp.
Av. Amazonas N41-125 Y Isla Baltra
Quito, Ecuador

> **Re: Inbit Corp.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2016**
> **File No. 333-209497**

Dear Mr. Zeziulia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings

Prospectus Summary

The Offering, page 6

2.   Given the "no minimum" nature of the offering, supplement the disclosures on pages 6, 14, 15, 16 and 21 to reflect assumed completion of ten percent of the proposed offering, rather than presenting 50% of the offering as the minimum offering completion level.

3.   Please remove the statement that you anticipate receiving the full $100,000 from this offering as there is no basis for this belief in the context of a best efforts offering conducted on a no minimum basis.

Risk Factors, page 7

4.   We note that your sole officer and director resides in Ecuador. Please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officer. This risk factor should address the risk U.S. stockholders face in:

   • effecting service of process within the United States on your officer;

   • enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officer;

   • enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and

   • bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

   Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

Risks Related to our Business

We are Solely Dependent Upon the Funds to be Raised in this Offering…, page 8

5.   Please disclose the current rate at which you use funds in your operations.

Because our Sole Officer and Director Will Own More than 50%..., page 10

6.   Please disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this risk factor.

Risks Associated with this Offering

We are Selling this Offering without an Underwriter…, page 12

7.   Your disclosure that you need to receive proceeds of $100,000 from this offering is inconsistent with your disclosure on pages 5, 18 and 22 which states that you need to receive $42,000 from this offering to conduct your proposed business operations.

Certain Relationships and Related Transactions, page 29

8.   Please file a written description of the oral contract with Mr. Zeziulia as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Plan of Distribution, page 30

9.   Please file a form of the subscription agreement as an exhibit to the registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

10.   Please revise to indicate that Gillespie & Associates audited the company's balance sheets as of December 31, 2015 and 2014 and the related statements of operations, stockholders' deficits and cash flow for the year ended December 31, 2015 and for the period from September 30, 2014 (inception) through December 31, 2014. Similar revisions should be made to the consent of your independent registered public accounting firm filed in Exhibit 23.1.

Exhibit 3.1

11.   We note that this exhibit appears to be a separate jpeg image. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file this exhibit in one of the correct document formats.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services